Exhibit 99.1

Brookfield Infrastructure Partners L.P.

BROOKFIELD INFRASTRUCTURE AMENDS PROCESS RELATING TO DISSEMINATION OF TAXATION FORMS

Hamilton, Bermuda, February 17, 2015 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) announced today that it has amended the provisions of its limited partnership agreement that relate to the delivery of certain tax information to unitholders. As a result, unitholders that Brookfield Infrastructure determines do not ordinarily have U.S. federal tax filing requirements will no longer receive a Schedule K-1 and related information.

Unitholders may elect to continue to receive a Schedule K-1 and the related information by contacting Brookfield Infrastructure within 60 days of each financial year end, or March 1, 2015 in respect of the year ended December 31, 2014.

The amendment to the limited partnership agreement may be obtained through the website of the SEC at www.sec.gov and on the partnership’s SEDAR profile at www.sedar.com, and is also available at www.brookfieldinfrastructure.com.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:		Media:
Tracey Wise		Andrew Willis
Senior Vice President, Investor Relations		Senior Vice President, Communications and Media
Tel:	416-956-5154	Tel:	416-369-8236
Email:	tracey.wise@brookfield.com	Email:	andrew.willis@brookfield.com